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                            THE RAYMOND CORPORATION
                             20 SOUTH CANAL STREET
                             GREENE, NEW YORK 11378

                                                                   June 20, 1997

Dear Shareholder:

     We are pleased to inform you that, pursuant to the Agreement and Plan of Merger dated June 16, 1997 (the "Merger Agreement"), among The Raymond Corporation ("Raymond"), BT Industries AB ("BT"), and Lift Acquisition Company, Inc., an indirect wholly owned subsidiary of BT (the "Purchaser"), BT and the Purchaser today commenced a tender offer for all of the outstanding shares of Raymond's common stock. In the tender offer, stockholders who tender their Raymond shares will receive $33.00 per share in cash.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE BT TENDER OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF RAYMOND'S SHAREHOLDERS AND RECOMMENDS THAT ALL SHAREHOLDERS ACCEPT THE TENDER OFFER AND TENDER ALL OF THEIR SHARES AND WARRANTS PURSUANT TO THE TENDER OFFER.

     The tender offer is the culmination of the steps taken by your Board and Raymond's management to enhance shareholder value. In approving the tender offer and the Merger Agreement and recommending that all shareholders tender their shares pursuant to the tender offer, as more fully described in the attached Solicitation/Recommendation Statement on Schedule 14D-9 filed by Raymond with the Securities and Exchange Commission, your Board considered a number of factors including, among others, the financial and other terms and conditions of the tender offer and the Merger Agreement; Raymond's business, financial condition, results of operations and future prospects; management's recommendation of the tender offer and the Merger Agreement; the presentation by, and opinion of, Lehman Brothers Inc. ("Lehman Brothers"), the Company's financial advisor; and Raymond's stock price performance, including the approximately 66% premium that the $33.00 per share price in the tender offer represents over the closing price of Raymond's shares on the Nasdaq National Market on February 6, 1997, the last trading day prior to the events relating to the filing of a Schedule 13D by Metropolitan Capital Advisors, Inc. ("MetCap") in which MetCap requested that Raymond seek a sale or merger of Raymond.

     Lehman Brothers, the Company's financial advisor, has rendered to the Board of Directors its written opinion that, as of the date of such opinion and subject to the limitations set forth therein, the $33.00 per share in cash to be offered to the holders of Raymond's common stock pursuant to the BT tender offer and the merger is fair, from a financial point of view, to such holders. The full text of Lehman Brothers' opinion, dated June 16, 1997, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Lehman Brothers, is included as Annex A to the attached Schedule 14D-9.

     The BT tender offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn in the tender offer a number of shares of Raymond common stock which, taken together with any shares owned by BT or its affiliates, constitutes at least two-thirds of the voting power of all Raymond securities entitled to vote generally in the election of directors or in a merger. The consummation of the tender offer is also conditioned upon receipt of certain regulatory approvals and/or termination of certain waiting periods.

     Under the Merger Agreement, if the tender offer is completed, it will be followed, subject to any necessary shareholder approval, by a merger in which non-tendering shareholders will receive the same consideration for each Raymond share as was paid in the tender offer and Raymond will become an indirect wholly owned subsidiary of BT.
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     Enclosed with this letter is a copy of Raymond's Schedule 14D-9 which contains important information regarding the factors considered by your Board in its deliberations and describes in more detail the reasons for your Board's conclusions and certain other information regarding the tender offer and the merger. Also enclosed is BT's Offer to Purchase and related materials, including a letter of transmittal to be used for tendering your Raymond shares. These documents set forth in detail the terms and conditions of the tender offer and the merger and provide instructions on how to tender your Raymond shares. You are urged to read and carefully consider the enclosed material and your individual circumstances. If you have any questions or require assistance in tendering your shares, you may contact MacKenzie Partners, Inc., which is assisting BT with the tender offer, at (800) 322-2885 (toll-free). Please note that the tender offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, July 18, 1997, unless extended.

     We thank you for your continued support.

                                          Ross K. Colquhoun
                                          Ross K. Colquhoun
                                          Chairman of the Board and
                                          Chief Executive Officer

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